Exhibit (a)(5)(7)

STATE OF MICHIGAN

IN THE CIRCUIT COURT OF KENT COUNTY

LAINE JOHNSON, individually and on behalf of all others similarly situated,

Plaintiff,

v.

THOMAS J. VACCHIANO, JR., JOHN E. UTLEY, GIDEON ARGOV, BRADLEY J. COPPENS, DAVID A. ECKERT, COLIN M. FARMER, DANIEL M. FREIDBERG, L. PETER FRIEDER, MARK D. WEISHAAR, DANAHER CORPORATION, TERMESSOS ACQUISITION CORP., X-RITE, INCORPORATED, OEPX, LLC, SAGARD CAPITAL PARTNERS, L.P., and TINICUM LANTERN II L.L.C.

Defendants.

	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Consolidated C.A. No. 12-03659
UNITED STATES DISTRICT COURT WESTERN DISTRICT OF MICHIGAN SOUTHERN DIVISION
IN RE X-RITE SHAREHOLDER LITIGATION Consolidated	) ) ) )	Consolidated C.A. No. 1:12-CV-00386
This document relates to: ALL ACTIONS

MEMORANDUM OF UNDERSTANDING

Plaintiffs Laine Johnson, Balanced Beta Fund, Anthony Smith, and Shannon Storm (collectively “Plaintiffs”) and defendants John E. Utley, Gideon Argov, Thomas J. Vacchiano Jr., Daniel M. Friedberg, David A. Eckert, Peter Frieder Jr., Mark D Weishaar, Colin M. Farmer, Bradley J Coppens III, X-Rite Incorporated, Danaher Corporation, Termessos Acquisition Corp.,

OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Lantern II, L.L.C., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (collectively “Defendants,” and together with Plaintiffs, the “Parties”), who constitute all of the parties in (i) the consolidated action captioned Johnson v. Vacchiano, et. al., No. 12-03659, pending in the Circuit Court for Kent County, Michigan (the “State Action”) and (ii) the action captioned In Re X-Rite Shareholder Litigation, C.A. No. 1:12-CV-00386, pending in the United States District Court for the Western District of Michigan, Southern Division (the “Federal Action,” together with the State Action, the “Actions”), by and through their respective undersigned attorneys, have reached an agreement in principle providing for the settlement of the Actions on the terms and subject to the conditions set forth in this Memorandum of Understanding (the “MOU”):

WHEREAS, on April 10, 2012, X-Rite, Incorporated (“X-Rite” or the “Company”) and Danaher Corporation (Danaher”) announced that they had signed a definitive merger agreement (the “Merger Agreement”) under which Danaher will acquire the Company by making a cash tender offer (the “Tender Offer”) to acquire all of the Company’s outstanding shares for $5.55 per share (the Merger Agreement, the Tender Offer, the merger and any related transactions are collectively referred to as the “Transaction”);

WHEREAS, on April 17, 2012, Termessos Acquisition Corp. (“Termessos”), a wholly owned subsidiary of Danaher, commenced the Tender Offer;

WHEREAS, on April 17, 2012, Danaher and Termessos filed with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, which included the related Offer to Purchase and other information and documents in respect of the Tender Offer (as such statement has been amended or supplemented, the “Schedule TO”);

WHEREAS, on April 17, 2012, X-Rite filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 disclosing details of the Transaction and including the recommendation of X-Rite and its Board of Directors with respect to the Tender Offer (as such statement has been amended or supplemented, the “14D-9” or “Recommendation Statement”);

WHEREAS, on April 19, 2012, a putative class action complaint (the “Johnson Complaint”) was filed by Plaintiff Laine Johnson (“Johnson”), a shareholder of the Company, on behalf of all holders of X-Rite’s common stock, other than Defendants and their affiliates (the “Putative Class”), in the Circuit Court for Kent County, Michigan (the “State Court”) captioned Johnson v. Vacchiano, et. al., C.A. No. 12-03659-CZB (the “Johnson Action”);

WHEREAS, on April 20, 2012, a putative class action complaint (the “Smith Complaint”) was filed by Plaintiff Anthony Smith (“Smith”), a shareholder of the Company, on behalf of the Putative Class in the United States District Court for the Western District of Michigan (the “Federal Court”) captioned Smith v. X-Rite, Inc., et. al., C.A. No. 1:12-cv-00386 (the “Smith Action”);

WHEREAS, on April 23, 2012, a putative class action complaint (the “BBF Complaint”) was filed by Plaintiff Balanced Beta Fund (“BBF”), a shareholder of the Company, on behalf of the Putative Class, in the State Court captioned Balanced Beta Fund v. Utley, et. al., C.A. No. 12-03719-CBB (the “BBF Action”);

WHEREAS, on April 26, 2012, a putative class action complaint (the “Storm Complaint”) was filed by Plaintiff Shannon Storm (“Storm”), a shareholder of the Company, on behalf of the Putative Class in the Federal Court captioned Storm v. X-Rite, Inc., et. al., C.A. No. 1:12-cv-00414 (the “Storm Action”);

WHEREAS, each of the Johnson Complaint, the Smith Complaint, the BBF Complaint and the Storm Complaint sought relief against X-Rite and the members of its Board: John E. Utley, Gideon Argov, Thomas J. Vacchiano Jr., Daniel M. Friedberg, David A. Eckert, Peter Frieder Jr., Mark D Weishaar, Colin M. Farmer, and Bradley J Coppens III, as well as Danaher and Termessos, while the Johnson and BBF Complaints also sought relief against OEPX, LLC, Sagard Capital Partners, L.P., and Tinicum Lantern II L.L.C., and the BBF Complaint also sought relief against Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund L.P. and Tinicum Capital Partners II Executive Fund L.L.C;

WHEREAS, each of the Johnson Complaint, the Smith Complaint, the BBF Complaint and the Storm Complaint challenged, inter alia, the Tender Offer and the Merger Agreement, including but not limited to the terms of the Merger Agreement, and alleged that the Board had breached its fiduciary duties in connection therewith;

WHEREAS, each of the Johnson Complaint, the Smith Complaint, the BBF Complaint and the Storm Complaint also challenged certain of the Company’s disclosures in the Recommendation Statement (the “Challenged Disclosures”) and alleged that the Board had breached its fiduciary duties in connection therewith;

WHEREAS, the Johnson and BBF Complaints alleged, inter alia, that OEPX, LLC, Sagard Capital Partners, L.P., and some or all of Tinicum Lantern II, L.L.C., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund L.P. and Tinicum Capital Partners II Executive Fund L.L.C. had breached fiduciary obligations purportedly owed to other shareholders;

WHEREAS, each of the Johnson Complaint, the Smith Complaint, the BBF Complaint and the Storm Complaint also alleged, inter alia, that by reason of Defendants’ actions, Plaintiffs and members of the Putative Class (the “Putative Class Members”) had suffered and would suffer irreparable harm for which they had no adequate remedy at law, and requested that the Court grant appropriate relief for such alleged harm;

WHEREAS, Plaintiffs Johnson, Smith, BBF and Storm have agreed to work together to prosecute their Actions;

WHEREAS, on or about April 24, 2012, Plaintiff Johnson filed an Emergency Motion for Expedited Proceedings (the “Johnson ED Motion”) in the Johnson Action, which motion was scheduled was scheduled for a hearing on May 1, 2012 (the “Johnson ED Hearing”);

WHEREAS, on or about April 25, 2012 Plaintiffs’ Counsel and Counsel for X-Rite and the Board (“X-Rite Defendants’ Counsel”) conferred regarding discovery and scheduling issues, which discussions continued through the date of this MOU;

WHEREAS, on or about April 26, 2012, Plaintiff BBF filed a motion for (i) a temporary restraining order, (ii) limited expedited discovery, and (iii) a prompt post-expedited discovery hearing date on Plaintiff’s application for a preliminary injunction pending trial (the “BBF TRO/ED Motion,”) in the BBF Action;

WHEREAS, on or about April 27, 2012 the parties agreed upon an expedited discovery/briefing schedule as follows:

1.	X-Rite agreed to produce documents on a rolling basis, starting on April 27, 2012, as follows (a) certain emails concerning the proposed transaction and other potential alternatives sent or received by Thomas J. Vacchiano, Jr., as discussed by the parties, (b) certain minutes of meetings by the board of directors of X-Rite, including committees thereof, as discussed by the parties, (c) certain financial advisor presentations as discussed by the parties and (d) certain non-disclosure/standstill agreements as discussed by the parties. The Parties agreed that document production would be completed by May 1, 2012.

2.	The Parties agreed that depositions would proceed as follows: (a) Thomas J. Vacchiano, Jr. on May 2, 2012 in Grand Rapids, Michigan, (b) Colin M. Farmer on May 4, 2012 in New York, New York, and (c) David Cohen of Centerview Partners, LLC on May 4, 2012, in New York, New York.

3.	The Parties agreed that discovery for purposes of the preliminary injunction proceedings shall be completed by May 4, 2012, including production of documents and depositions, as agreed by the parties.

4.	The Parties agreed that Plaintiffs’ opening brief in support of preliminary injunction shall be filed by May 5, 2012, and shall be served on all parties, via e-mail, by 5:00 p.m. eastern.

5.	The Parties agreed that Defendants’ opposition(s) to Plaintiffs’ motion for preliminary injunction shall be filed by May 7, 2012, and shall be served on all parties, via e-mail, by 12:00 p.m. eastern.

6.	The Parties agreed that Plaintiffs’ reply in support of preliminary injunction shall be filed by May 8, 2012, and shall be served on all parties, via e-mail by 5:00 p.m. eastern.

7.	The Parties agreed that they will seek for the Court to hold a hearing on Plaintiffs’ motion for preliminary injunction on May 9, 2012 at 9:00 a.m.

In consideration for the above, Plaintiffs Johnson and BBF agreed to request that the Court remove the Johnson ED Motion and the BBF TRO/ED Motion from the Court’s calendar, and the Court thereafter removed the motions from its calendar;

WHEREAS, also on or about April 27, 2012, the Parties entered into a confidentiality agreement to govern discovery in the Actions;

WHEREAS, also on or about April 27, 2012, X-Rite began production on a rolling basis of the documents described above, and ultimately produced over 5,000 pages of confidential documents relating to the Transaction;

WHEREAS, on or about April 27, 2012, Plaintiffs Smith and Storm filed a Stipulation and [Proposed] Case Management Order Consolidating Actions and Appointing Lead Counsel, in which Plaintiffs Smith and Storm sought (i) consolidation of the Smith Action and the Storm action and (ii) appointment of lead and liaison counsel in the consolidated action; noting that Defendants did not oppose consolidation but took no position on the issue of appointment of lead counsel;

WHEREAS, on or about April 30, 2012 Plaintiffs Johnson and BBF filed Plaintiffs’ Joint Motion to Consolidate (Unopposed) and to Appoint Interim Co-Lead and Co-Liaison Counsel, in which Plaintiffs Johnson and BBF sought (i) consolidation of the Smith Action and the Storm Action and (ii) appointment of lead and liaison counsel in the consolidated action; noting that Defendants did not oppose consolidation but took no position on the issue of appointment of lead counsel;

WHEREAS, on May 1, 2012, the Federal Court entered the Stipulation and Case management Order filed by Plaintiffs in the Smith Action and the Storm Action which (i) consolidated the Smith Action and the Storm Action into the Federal Action (as defined in the Preamble) for pretrial purposes pursuant to Fed. R. Civ. P. 42(a) and (ii) appointed lead and liaison counsel in the Federal Action;

WHEREAS, on or about May 1, 2012, Plaintiffs sent a demand letter (the “Demand Letter”) to the Defendants outlining alleged deficiencies in the 14D-9, listing areas of substantive concern to the Plaintiffs regarding the terms of the Transaction, and setting forth Plaintiff’s initial settlement demand, including proposed additional disclosures to be made in the 14D-9;

WHEREAS, on or about May 2, 2012, X-Rite Defendant’s Counsel sent a response to the Demand Letter, outlining Defendants’ position that there were no substantive deficiencies with the Transactions, in which X-Rite shareholders would receive a 39% premium for their shares, that no material information had been omitted from the 14D-9, but that Defendants would continue discussing potential supplementation of the 14D-9 as a possible means of settling the Actions and allowing the Transaction to proceed as scheduled;

WHEREAS, pursuant to the Parties’ agreement, depositions were taken by Plaintiffs as follows: (a) Thomas J. Vacchiano, Jr. on May 2, 2012 in Grand Rapids, Michigan, (b) Colin M. Farmer on May 4, 2012 in New York, New York, and (c) David Cohen of Centerview on May 4, 2012, in New York, New York;

WHEREAS, on or about May 4, 2012, Plaintiffs supplemented the Demand Letter following the depositions of Messrs. Vacchiano, Farmer and Cohen to demand two additional revisions to the 14D-9;

WHEREAS, between May 1, 2012 and May 6, 2012, the X-Rite Defendants’ Counsel and counsel for Plaintiffs engaged in good faith discussions with regard to the possible settlement of the Actions;

WHEREAS, on May 4 and May 5, 2012, counsel for the X-Rite Defendants delivered to Plaintiffs’ counsel drafts of proposed supplemental 14D-9 disclosures;

WHEREAS, on May 5, 2012, Plaintiff Johnson filed her Motion for Preliminary Injunction and supporting documents;

WHEREAS, after extensive negotiations, the Parties reached an agreement in principle concerning the proposed settlement of the Actions, which is set forth in this MOU;

WHEREAS, Defendants vigorously deny any and all liability with respect to the facts and claims alleged in the Actions, and deny that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the Actions, and expressly maintain that they diligently and scrupulously complied with all applicable fiduciary and other legal duties and are entering into this MOU solely to eliminate the burden and expense of further litigation. Defendants also specifically deny that any supplemental disclosure is required under any applicable rule, statute, regulation, or law. However, to avoid the risk of delaying the Transaction and to provide additional information to X-Rite’s shareholders in a timely manner, Defendants agreed in principle to the settlement set forth herein (the “Settlement”). Defendants further consider it desirable that the Actions be settled to avoid the burden, expense, risk, inconvenience and distraction of continued litigation, and to put the claims to be released hereby to rest finally and forever;

WHEREAS, the entry by Plaintiffs into this MOU is not an admission as to the lack of any merit of any claim asserted in the Actions;

WHEREAS, all Parties recognize the time and expense that would be incurred by further litigation in this matter and the uncertainties inherent in such litigation; and

WHEREAS the amount of any potential payment of attorneys’ fees and/or expenses to Plaintiffs’ counsel was not discussed or negotiated among the parties until after the substantive terms of the Settlement had been agreed upon;

NOW THEREFORE THE PARTIES AGREE TO SETTLE THE ACTIONS (SUBJECT TO APPROVAL OF THE STATE COURT) ON THE FOLLOWING TERMS:

1. In consideration for the full Settlement and release of all Settled Claims (as defined below), X-Rite will disclose the information included on Exhibit A hereto (the “Supplemental Disclosures”), which information includes disclosures addressing the bulk of the topics addressed in the Actions and the Demand Letter, in a revised 14D-9, that X-Rite will file with the SEC on or before May 8, 2012 (the “Supplement”).

2. Without admitting any wrongdoing and without conceding that the 14D-9 as originally filed by X-Rite on April 17, 2012 (and including all amendments to the 14D-9 through the date of this MOU) was inaccurate or incomplete in any respect, Defendants acknowledge that the Supplemental Disclosures represent consideration sufficient to form the basis of the Settlement, and that the decision to make the Supplemental Disclosures as set forth in paragraph 1 herein was a direct and sole result of the Actions, the efforts of counsel for Plaintiffs in the Actions (“Plaintiffs’ Counsel”), and the negotiations between and among the parties.

3. The Parties to this MOU, through their counsel, shall negotiate in good faith to agree upon and execute an appropriate final settlement agreement (the “Settlement Agreement”) and such other documentation (collectively the “Settlement Documents”) as may be required to obtain Final Court Approval of the Settlement by the State Court, and the dismissal with prejudice of the Actions, upon the terms contained herein. The Settlement Agreement shall provide for, but shall not be limited to: (a) the certification in the State Action for purposes of settlement only under MCR 3.501 of a class consisting of all persons or entities who owned X-Rite’s common stock on April 10, 2012, and all of their successors in interest and transferees, immediate and remote, through and including the closing of the Merger and all of their predecessors, trustees, executors, administrators, heirs, assigns and transferees, immediate and remote, and any person acting for or on behalf, claiming under any of them and each of them (the “Class”); provided, however, that excluded from the Class are Defendants and persons or entities related to or affiliated with Defendants; (b) a form of proposed scheduling order (the “Scheduling Order”) to be entered in the State Action; (c) a form of proposed notice to be sent to X-Rite shareholders (the “Notice”) with the approval of the court in the State Action; (d) an agreed order dismissing, with prejudice, the Federal Actions; and (e) a form of proposed final order and judgment approving releases and dismissing the State Action with prejudice (the “Final Order and Judgment”).

4. The Settlement Agreement will provide for the complete discharge, dismissal with prejudice on the merits, settlement and release of any and all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, that have been or could have been asserted in the Actions or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law, whether such claims relate to alleged fraud, breach of any duty, negligence or violation of federal or state securities laws) by or on behalf of the Plaintiffs in the Actions, their successors and assigns, or by any and all of the members of the Class, whether individual, class, derivative, representative, legal, equitable of any other type or in any other capacity against any and all Parties in the Actions, and/or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, shareholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns, including each of their members and employees (collectively, the “Released Persons”) which the Plaintiffs or any member of the Class ever had, now has, or hereafter can, shall or may have by reason of, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause, or any series thereof, embraced, involved, set forth or otherwise related to the Actions or the Transaction, including without limitation the negotiations and process that resulted in the Merger, the Merger Agreement and any ancillary agreements, including any related confidentiality or standstill agreements, the consideration to be paid in connection with the Tender Offer or the Merger, and any disclosures, non-disclosures or public statements made in connection with any of the foregoing (collectively, the “Settled Claims”). Notwithstanding the foregoing, claims to enforce the Settlement are excluded from this release.

5. The Settlement Agreement will provide that Defendants, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them, release Plaintiffs, the Class and Plaintiffs’ Counsel including any partners, principals, associates and/or employees of the same, from any and all claims arising out of or relating to their filing, prosecution and settlement of the Actions (the “Defendants’ Claims”).

6. The Settlement Agreement will provide that the releases contemplated by the Settlement extend to claims that Defendants and Plaintiffs, for themselves and on behalf of the Class, do not know or suspect to exist at the time of the release, which if known, might have affected the decision to enter into the release or to object or not to object to the Settlement. Plaintiffs, Defendants, and each member of the putative Class shall be deemed to waive, and shall waive and relinquish to the fullest extent permitted by law, any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person’s release of unknown claims; and further the Plaintiffs, for themselves and on behalf of the Class and Defendants shall be deemed to waive, and shall waive and relinquish, to the fullest extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR

7. The Settlement Agreement will provide that the Plaintiffs, for themselves and on behalf of the Class, and Defendants also shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542; and that Plaintiffs, for themselves and on behalf of the Class, acknowledge that members of the Class and/or other Company shareholders may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is their intention, as Plaintiffs and on behalf of the Class, to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts. Plaintiffs acknowledge, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for and is a key element of the Settlement of which this release is a part, without which Defendants would not agree to the Settlement;

8. The Settlement Agreement will provide that X-Rite shall be solely responsible for providing and paying for notice to the Putative Class as required by the Court.

9. The Settlement Agreement shall also include a provision stating that Defendants deny and continue to deny that they have committed or aided and abetted in the commission of any unlawful or wrongful acts as alleged in the Actions. Defendants expressly maintain that they have diligently and scrupulously complied with all of their applicable fiduciary duties, and other legal duties. Plaintiffs and their counsel acknowledge that Defendants would assert what Defendants believe to be significant factual and legal defenses to the claims made in the Actions, and would further assert that the terms of the Tender Offer, the Merger, and the Transaction are fair, reasonable, adequate, and in the best interests of all X-Rite shareholders, including all Class Members. Defendants are entering into the Settlement Agreement solely because the proposed Settlement would eliminate the uncertainty, distraction, burden, risk, and expense of further litigation, and because doing so is in the best interests of X-Rite and its shareholders.

10. The Settlement Agreement shall also include the following provisions: (a) that the Settlement is subject to the successful completion of the Merger; and (b) that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in any future proceedings. Plaintiffs believe that their claims have merit and are compromising these claims only because they believe that the Supplemental Disclosures provide X-Rite shareholders with substantial additional material information with which to make a decision with regard to the Tender Offer.

11. The Defendants agree that the Actions are being settled voluntarily after consultation with competent legal counsel.

12. The parties in the State Action will present the Settlement Documents to the State Court for approval as soon as practicable following their execution, and will cooperate to obtain Final Court Approval of the Settlement and the dismissal of the State Action with prejudice as to all claims asserted or which could have been asserted against Defendants in the State Action and without costs to any party (other than counsel fees and expenses as provided herein). As used herein, “Final Court Approval” of the Settlement means that the State Court has entered an order approving the Settlement and that such order is finally affirmed on appeal or is no longer subject to appeal. The Parties acknowledge that the Merger is likely to close before Final Court Approval.

13. Promptly following Final Court Approval of the Settlement (as defined in paragraph 12 herein), the parties in the Federal Action will file papers to dismiss the Federal Action with prejudice.

14. The Settlement Documents will also provide that the Defendants acknowledge that Plaintiffs’ Counsel have a claim for attorneys’ fees and reimbursement of expenses in the Actions based upon the benefits that the Settlement has and will provide to the members of the Putative Class, and that, rather than continuing to litigate this issue, the parties to this Settlement (after negotiating the other elements of the Settlement) agreed that, subject to Final Court Approval of the Settlement in the State Action (including Final Court Approval of this portion of the Settlement providing for the resolution of Plaintiffs’ Counsel’s claim for attorneys’ fees and reimbursement of expenses), and dismissal of the Federal Action with prejudice, X-Rite will cause to be paid to Plaintiffs’ Counsel the sum of US $700,000 (or such lesser amount approved by the Court) in full settlement of this claim for attorneys’ fees and reimbursement of expenses. The Settlement Documents will provide that the payment of this amount in settlement of this claim for attorneys’ fees and expenses will be made within ten (10) business days after the Circuit Court enters an order approving the settlement of this claim for attorneys’ fees and expenses, subject to Plaintiffs’ Counsel’s joint and several obligations to make refunds or repayments to X-Rite if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, the fee or costs amount is reduced or reversed or an appellate court later vacates or reverses the order approving the Settlement. At the time the fees and reimbursement of expenses are paid they shall be paid by check made payable to Levi & Korsinsky LLP as receiving agent for Plaintiffs’ Counsel, to allocate among Plaintiffs’ Counsel pursuant to their agreements. The Settlement Agreement will provide that Defendants agree not to oppose the $700,000 settlement of Plaintiffs’ claim for attorneys’ fees and reimbursement of expenses either at the trial court or on any appeal, and Plaintiffs agree not to seek attorneys’ fees and reimbursement of expenses in excess of $700,000. Plaintiffs will not seek attorneys’ fees and reimbursement of expenses other than as provided for in this paragraph 14. Counsel for X-Rite and Plaintiffs’ Counsel negotiated the provisions herein related to the attorneys’ fees and reimbursement of expenses after the Parties had agreed to other substantive terms of the Settlement as set forth herein.

15. The consummation of the Settlement is subject to and contingent upon the occurrence of all of the following events:

(a)	The Final Court Approval of the Settlement by the State Court and entry of the Final Order and Judgment (substantially in the form submitted by the Parties or as modified pursuant to an agreement by all Parties and including certification by the Court of a class as described in paragraph 3 above);

(b)

The Final Order and Judgment becoming final, which shall occur one business day following the later of the following events: (i) the date upon which the time expires for filing or noticing any appeal of the Final Order and Judgment to be provided for in the Settlement Agreement and (ii) if there is an appeal or appeals, the completion, in a manner that affirms and leaves in place the Final Order and Judgment without any material modification, of all proceedings arising out of the appeal or appeals (including, but not limited to, the expiration of all deadlines for motions for reconsideration, all proceedings ordered on remand, and all proceedings arising out of any subsequent appeal or appeals following decisions on remand);

(c)	The dismissal with prejudice of the Federal Action; and

(d)	The closing of the Merger.

16. The “Effective Date of the Settlement” shall be the earliest business day after the occurrence of all of the events specified in Paragraphs 15 (a) through (d).

17. This MOU and all negotiations, discussions and proceedings in connection with this MOU, shall not constitute any evidence, or any admission by any of the Defendants or Released Parties, that any acts of wrongdoing have been committed and shall not be deemed to create any inference that there is any liability on the part of any of the Defendants or Released Parties. This MOU and all negotiations, discussions and proceedings in connection with this MOU shall not be offered or received in evidence or used for any other purpose in this or any other proceeding in any court, administrative agency, arbitration forum, or other tribunal other than as may be necessary to enforce the terms of the MOU. Defendants have denied and continue to deny that they have committed or attempted to commit any wrongdoing, violations of law, or breached any duty to X-Rite’s shareholders. Plaintiffs believe that their claims had and have merit and are compromising these claims only because they believe that the Supplemental Disclosures provide X-Rite shareholders with substantial additional material information with which to make an informed decision with regard to the Tender Offer.

18. Pending negotiation and execution of the Stipulation of Settlement and Final Court Approval, the Parties agree to stay any discovery and to stay and not to initiate any and all other proceedings other than those incident to the Settlement itself. The Parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Putative Class in any other litigation against any of the parties to this MOU which challenges the Settlement, the Merger Agreement, the Tender Offer, or otherwise involves a Settled Claim.

19. This MOU shall be null and void and of no force and effect, unless otherwise agreed to by the Parties pursuant to the terms hereof, if (a) the Parties are unable to agree after negotiating in good faith to a Stipulation of Settlement, (b) the Settlement does not obtain Final Court Approval; provided, however, that any decision by a court not to approve the settlement of the claim for attorneys’ fees and expenses by Plaintiffs’ Counsel shall not void the Stipulation or the Settlement, or (c) the Merger, including any amendment thereto, is not concluded for any reason. In the event that any Party withdraws from the Settlement, this MOU shall not be deemed to prejudice in any way the respective positions of the Parties with respect to the Actions.

20. This MOU may be modified only in writing signed by counsel for all Parties.

21. This MOU is binding upon and shall inure to the benefit of the Parties and their respective agents, successors, executors, heirs and assigns.

22. This MOU shall be governed by the law of the State of Michigan, without regard to Michigan conflict of law rules. This MOU may be executed in any number of actual, telecopied or electronically transmitted counterparts and by each of the different Parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual, telecopied or electronically transmitted counterparts may be joined together and attached and will constitute one and the same instrument.

IT IS SO STIPULATED THIS 7TH DAY OF MAY, 2012.

LEVI & KORSINSKY LLP	THE BRUALDI LAW FIRM, P.C.

/s/ Donald J. Enright	/s/ Richard Brualdi

Donald J. Enright, Esq.

(admission pro hac vice pending)

1101 30th Street, NW, Suite 115

Washington, DC 20007

Telephone: (202) 524-4290

Facsimile: (202) 333-2121

Email: denright@zlk.com

Counsel for Plaintiff Laine Johnson and Proposed Co-Lead
Counsel for Plaintiffs in the State Action

E. Powell Miller (P39487)

Christopher D. Kaye (P61918)

THE MILLER LAW FIRM, P.C.

950 W. University Dr., Ste. 300

Rochester, MI 48307

Telephone: (248) 841-2200

Facsimile: (248) 652-2852

Email: epm@millerlawpc.com

Counsel for Plaintiff Laine Johnson and

Proposed Co-Liaison Counsel for Plaintiffs in the State
Action

Richard Brualdi (admitted pro hac vice)

29 Broadway, 24th Floor

New York, NY 10006

Telephone: (212) 952-0602

Facsimile: (212) 952-0602

Email: rbrualdi@brualdilawfirm.com

Counsel for Plaintiff Balanced Beta Fund and Proposed
Co-Lead Counsel for Plaintiffs in the State Action

Stephen Wasinger (P25963)

STEPHEN F. WASINGER PLC

32121 Woodward Avenue, Suite 300

Royal Oak, Michigan 48073

Telephone: (248) 544-1500

Facsimile: (248) 544-7097

Email: sfw@sfwlaw.com

Counsel for Plaintiff Balanced Beta Fund and Proposed
Co-Liaison Counsel for Plaintiffs in the State Action

BRODSKY & SMITH, LLC

/s/ Evan J. Smith

Evan J. Smith

Two Bala Plaza, Suite 602

Bala Cynwyd, PA 19004

Telephone: (610) 667-6200

Facsimile: (212) 667-9029

Email: esmith@brodsky-smith.com

FARUQI & FARUQI, LLP

/s/ Juan E. Monteverde

Juan E. Monteverde

369 Lexington Avenue, 10th Floor

New York, NY 10017

Telephone: (212) 983-9330

Facsimile: (212) 983-9331

Email: jmonteverde@faruqilaw.com

Interim Plaintiffs’ Co-Lead Counsel in the Federal Action

Paul F. Novak

MILBERG LLP

One Kennedy Square

777 Woodward Avenue, Suite 890

Detroit, MI 48226

Telephone: (313) 309-3760

Facsimile: (313) 447-2038

Email: pnovak@milberg.com

Benjamin Y. Kaufman

MILBERG LLP

One Pennsylvania Plaza

New York, New York 10119

Telephone: (212) 594-5300

Facsimile: (212) 868-1229

Email: BKaufman@milberg.com

Interim Liaison Counsel in the Federal Action

JENNER & BLOCK, LLP

/s/ James L. Thompson

James L. Thompson

Suzanne J. Prysak

353 North Clark St.

Chicago, IL 60654

Telephone: (312) 222-9350

Facsimile: (312) 840-7344

Email: jthompson@jenner.com

           sprysak@jenner.com

David J. Gass

MILLER JOHNSON

Calder Plaza Building

250 Monroe Avenue NW, Suite 800

Grand Rapids, MI 49501-0306

Telephone: (616) 831-1700

Facsimile: (616) 831.1701

Email: gassd@millerjohnson.com

Counsel for X-Rite, Inc., Thomas J. Vacchiano, John E. Utley, Gideon Argov, Bradley J. Coppens, David A. Eckert, Colin M. Farmer, Daniel M. Friedberg, L. Peter Frieder, and Mark D. Weishaar

LATHAM & WATKINS LLP

/s/ J. Christian Word

J. Christian Word

555 Eleventh Street NW Suite 1000

Washington, D.C. 20004-1304

Telephone: (202) 637-2223

Facsimile: (202) 637-2201

Email: Christian.Word@LW.com

Scott R. Murphy

BARNES & THORNBURG LLP

171 Monroe Avenue N.W., Suite 1000

Grand Rapids, Michigan 49503-2694

Telephone: (616) 742-3938

Facsimile: (616) 742-3999

Email: Scott.Murphy@BTLaw.com

Counsel for Defendants Danaher

Corporation and Termessos Acquisition Corp.

FINN DIXON & HERLING LLP

/s/ Alfred U. Pavlis

Alfred U. Pavlis

177 Broad Street

Stamford, CT 06901-2048

Telephone: (203) 325-5056

Facsimile: (203) 325-5001

Email: apavlis@fdh.com

Nicholas B. Gorga

Brian T. Quinn

HONIGMAN MILLER SCHWARTZ AND COHN LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226

Telephone: (313) 465-7640

Facsimile: (313) 465-7641

Email: ngorga@honigman.com

            bquinn@honigman.com

Counsel for Sagard Capital Partners, L.P.,

DECHERT LLP

/s/ Linda C. Goldstein

Linda C. Goldstein

1095 Avenue of the Americas

New York, NY 10036

Telephone: (212) 698-3817

Facsimile: (212) 698-3599

Email: linda.goldstein@dechert.com

Karen C. Daly

DECHERT LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-2423

Facsimile: (215) 994-2222

Email: karen.daly@dechert.com

Lori McAllister (P39501)

Andrew J. Kolozsvary (P68885)

DYKEMA GOSSETT PLLC

Capital View

201 Townsend Street, Suite 900

Lansing, MI 48933

Telephone: 517-374-9150

Facsimile: 517-374-9191

Email: lmcallister@dykema.com

           akolozsvary@dykema.com

Counsel for Defendant OEPX, LLC

SULLIVAN & CROMWELL LLP

/s/ Adam S. Paris

Adam S. Paris

1888 Century Park East

Los Angeles, California 90067-1725

Telephone: (310) 712-6600

Facsimile: (310) 712-8800

Email: parisa@sullcrom.com

Counsel for Defendants Tinicum Lantern II, L.L.C.,
Tinicum Capital Partners II, L.P., Tinicum Capital
Partners II Parallel Fund L.P. and Tinicum Capital
Partners II Executive Fund L.L.C.

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